SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2009 SEP 15 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 September 2009

BY COURIER

09046968

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
<u>- Submission of documents required by Rule 12g3-2(b)</u>

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose copies of two sets of our Company's announcements both dated 11 September 2009 which we released to The Stock Exchange of Hong Kong Limited on 11 September 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl

9/15

E\sl\SA\2009 Interim Rpt\Book Close Ann\ltr.doc1

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉（亞洲）有限公司*
website: www.ir.shangri-la.com
(Stock Code: 00069)

CLOSURE OF REGISTERS OF MEMBERS

NOTICE IS HEREBY GIVEN that the registers of members of Shangri-La Asia Limited (the "Company") will be closed from Friday, 2 October 2009 to Tuesday, 6 October 2009, both dates inclusive. During such period, no transfer of shares of the Company will be registered.

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 11 September 2009

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Lui Man Shing and Mr. Madhu Rama Chandra Rao as Executive Directors; Mr. Ho Kian Guan, Mr. Kuok Khoon Loong, Edward, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man, BBS, JP and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*

"Please also refer to the published version of this announcement in the South China Morning Post."

Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

2009 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associates for the six months ended 30 June 2009. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Audit Committee of the Board. The review report of the auditors will be included in the interim report sent to the shareholders of the Company.

The consolidated profit attributable to equity holders of the Company for the six months ended 30 June 2009 was US$67.3 million (US2.340 cents per share) compared to US$135.7 million (US4.707 cents per share) in the same period last year.

The Board has declared an interim dividend of **HK6 cents** per share for 2009 (2008: HK14 cents per share) payable on Thursday, 15 October 2009 to shareholders whose names appear on the Registers of Members of the Company on Tuesday, 6 October 2009.

GROUP FINANCIAL HIGHLIGHTS

Consolidated Results

		Six months ended 30 June	
		2009	2008
		Unaudited	Unaudited
Sales	*US$'000*	**533,614**	683,112
Profit attributable to the equity holders of the Company	*US$'000*	**67,264**	135,685
Earnings per share	*US cents*	**2.340**	4.707
equivalent to	*HK cents*	**18.135**	36.479
Dividend per share	*HK cents*	**6**	14
Annualized Return on Equity		**3.4%**	6.8%
[Profit attributable to equity holders of the Company for the six months / Average equity attributable to equity holders of the Company x 2]			
EBITDA (earnings before net finance income/(costs), tax, depreciation, amortization and non-operating items)	*US$ million*	**124.7**	239.2
EBITDA Margin [EBITDA/Sales]		**23.4%**	35.0%

Consolidated Balance Sheet

		As at	
		30 June 2009	31 December 2008
		Unaudited	Audited
Total equity	*US$'000*	**4,315,287**	4,251,388
Net assets attributable to the Company's equity holders	*US$'000*	**4,006,747**	3,953,331
Net borrowings (total of bank loans and overdrafts less cash and bank balances)	*US$'000*	**1,758,675**	1,465,259
Net assets per share attributable to the Company's equity holders	*US$*	**1.39**	1.37
Net assets (total equity) per share	*US$*	**1.50**	1.47
Net borrowings to total equity ratio		**40.8%**	34.5%

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

(All amounts in US dollar thousands)

		As at	
	Note	**30 June 2009 Unaudited**	31 December 2008 Audited
ASSETS			
Non-current assets			
Property, plant and equipment		**3,900,068**	3,789,324
Investment properties		**593,363**	524,309
Leasehold land and land use rights		**504,124**	520,794
Intangible assets		**94,856**	95,452
Interest in associates		**1,382,124**	1,270,364
Deferred income tax assets		**1,956**	1,117
Available-for-sale financial assets		**4,624**	4,158
Other receivables		**20,460**	3,683
		6,501,575	6,209,201
Current assets			
Inventories		**31,604**	31,805
Accounts receivable, prepayments and deposits	*4*	**153,824**	191,108
Due from associates		**27,249**	14,244
Financial assets held for trading		**20,967**	13,326
Cash and bank balances		**452,721**	463,027
		686,365	713,510
Total assets		**7,187,940**	6,922,711
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*5*	**1,941,729**	1,940,997
Other reserves		**1,357,260**	1,334,921
Retained earnings			
– Proposed interim/final dividend	*13*	**22,258**	37,090
– Others		**685,500**	640,323
		4,006,747	3,953,331
Non-controlling interests		**308,540**	298,057
Total equity		**4,315,287**	4,251,388

	Note	As at 30 June 2009 Unaudited	As at 31 December 2008 Audited
LIABILITIES			
Non-current liabilities			
Bank loans		**1,647,513**	1,889,273
Derivative financial instruments		**44,271**	65,916
Due to non-controlling shareholders		**27,621**	27,012
Deferred income tax liabilities		**210,209**	220,044
		1,929,614	2,202,245
Current liabilities			
Accounts payable and accruals	*6*	**347,427**	404,380
Due to non-controlling shareholders		**8,301**	6,355
Current income tax liabilities		**18,535**	19,330
Bank loans and overdrafts		**563,883**	39,013
Derivative financial instruments		**4,893**	–
		943,039	469,078
Total liabilities		**2,872,653**	2,671,323
Total equity and liabilities		**7,187,940**	6,922,711
Net current (liabilities)/assets		**(256,674)**	244,432
Total assets less current liabilities		**6,244,901**	6,453,633

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(All amounts in US dollar thousands)

	Note	Six months ended 30 June 2009 Unaudited	2008 Unaudited
Sales	*3*	**533,614**	683,112
Cost of goods sold	*7*	**(232,672)**	(261,142)
Gross profit		**300,942**	421,970
Other gains/(losses) – net	*8*	**4,527**	(18,777)
Marketing costs	*7*	**(21,514)**	(21,646)
Administrative expenses	*7*	**(49,333)**	(51,887)
Other operating expenses	*7*	**(214,530)**	(202,144)
Operating profit		**20,092**	127,516
Finance (costs)/gain – net	*9*	**(10,848)**	33,586
Share of profit of associates	*10*	**69,118**	32,306
Profit before income tax		**78,362**	193,408
Income tax expense	*11*	**(10,123)**	(47,041)
Profit for the period		**68,239**	146,367
Profit attributable to:			
Equity holders of the Company		**67,264**	135,685
Non-controlling interests		**975**	10,682
		68,239	146,367
Earnings per share for profit attributable to the equity holders of the Company during the period *(expressed in US cents per share)*			
– basic	*12*	**2.340**	4.707
– diluted	*12*	**2.340**	4.693
Dividends	*13*	**22,258**	52,123

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(All amounts in US dollar thousands)

	Six months ended 30 June	
	2009	2008
	Unaudited	Unaudited
Profit for the period	**68,239**	146,367
Other comprehensive income:		
Currency translation differences – subsidiaries	**20,354**	107,808
Currency translation differences – associates	**2,550**	58,696
Other comprehensive income for the period	**22,904**	166,504
Total comprehensive income for the period	**91,143**	312,871
Total comprehensive income attributable to:		
Equity holders of the Company	**89,223**	295,682
Non-controlling interests	**1,920**	17,189
	91,143	312,871

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(All amounts in US dollar thousands)

	Unaudited					
	Attributable to equity holders of the Company					
	Share capital	Other reserves	Retained earnings	Total	Non-controlling interests	Total
Balance at 1 January 2008	1,934,577	1,309,274	638,019	3,881,870	303,458	4,185,328
Currency translation differences	–	159,997	–	159,997	6,507	166,504
Net income recognized directly in equity	–	159,997	–	159,997	6,507	166,504
Profit for the period	–	–	135,685	135,685	10,682	146,367
Total comprehensive income for the six months ended 30 June 2008	–	159,997	135,685	295,682	17,189	312,871
Exercise of share options – allotment of shares	4,396	–	–	4,396	–	4,396
Exercise of share options – transfer from option reserve to share premium	880	(880)	–	–	–	–
Granting of share options – value of employee service	–	454	–	454	–	454
Payment of 2007 final dividend	–	–	(44,644)	(44,644)	–	(44,644)
Dividend paid and payable to non-controlling shareholders	–	–	–	–	(8,014)	(8,014)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration arising from changes in the Company's ownership interest in subsidiaries	–	–	(11,008)	(11,008)	–	(11,008)
Equity acquired from non-controlling shareholders	–	–	–	–	(7,109)	(7,109)
Equity acquired by non-controlling shareholders	–	–	–	–	348	348
Net change in equity loans due to non-controlling shareholders	–	–	–	–	(218)	(218)
	5,276	(426)	(55,652)	(50,802)	(14,993)	(65,795)
Balance at 30 June 2008	1,939,853	1,468,845	718,052	4,126,750	305,654	4,432,404

	Unaudited					
	Attributable to equity holders of the Company				Non-controlling interests	Total
	Share capital	Other reserves	Retained earnings	Total		
Balance at 1 January 2009	1,940,997	1,334,921	677,413	3,953,331	298,057	4,251,388
Currency translation differences	–	21,959	–	21,959	945	22,904
Net income recognized directly in equity	–	21,959	–	21,959	945	22,904
Profit for the period	–	–	67,264	67,264	975	68,239
Total comprehensive income for the six months ended 30 June 2009	–	21,959	67,264	89,223	1,920	91,143
Exercise of share options – allotment of shares	615	–	–	615	–	615
Exercise of share options – transfer from option reserve to share premium	117	(117)	–	–	–	–
Payment of 2008 final dividend	–	–	(37,093)	(37,093)	–	(37,093)
Difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration arising from changes in the Company's ownership interest in a subsidiary	–	497	174	671	–	671
Dividend paid and payable to non-controlling shareholders	–	–	–	–	(3,206)	(3,206)
Equity acquired by non-controlling shareholders	–	–	–	–	5,382	5,382
Equity injected by a non-controlling shareholder	–	–	–	–	6,710	6,710
Net change in equity loans due to non-controlling shareholders	–	–	–	–	(323)	(323)
	732	380	(36,919)	(35,807)	8,563	(27,244)
Balance at 30 June 2009	**1,941,729**	**1,357,260**	**707,758**	**4,006,747**	**308,540**	**4,315,287**

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(All amounts in US dollar thousands unless otherwise stated)

1. General information

The Group owns and operates hotels and associated properties; and provides hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited.

2. Basis of preparation and accounting policies

These unaudited condensed consolidated interim financial statements for the six months ended 30 June 2009 have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

These condensed consolidated interim financial statements should be read in conjunction with the 2008 annual financial statements for the year ended 31 December 2008, which have been prepared in accordance with Hong Kong Financial Reporting Standards. The accounting policies and methods of computation used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2008 except as described below.

Under Amendment to HKAS 40 "Investment Property", property that is being constructed or developed for future use as investment property is classified as investment property before construction or development is completed with effect from 1 January 2009. Investment property is being reviewed for each financial period and carried at fair value. Changes in fair values are recognized in the income statement. For the six months ended 30 June 2009, the Group recognized fair value gains on certain associates' investment properties in an amount of US$91,051,000 and corresponding deferred tax liabilities of US$20,112,000, which resulted in a net credit US$70,939,000 to the share of profit of associates in the consolidated income statement.

The following amendments to standards are relevant to the Group's operation and are mandatory for the financial period beginning 1 July 2009. They have been early adopted by the Group for the financial period beginning 1 January 2008:

HKAS 27 Revised	Consolidated and Separate Financial Statements
HKFRS 3 Revised	Business Combinations

The following new standards, amendments to standards and new interpretations, and the HKICPA's improvements to HKFRS published in October 2008 are relevant to the Group's operation and are mandatory for the financial period beginning 1 January 2009:

HKAS 1 Revised	Presentation of Financial Statements
HKAS 23 Revised	Borrowing Costs
HKAS 32 (Amendment)	Financial Instruments: Presentation
HKFRS 2 (Amendment)	Share-based Payment
HKFRS 8	Operating Segments
HK(IFRIC)-Int 13	Customer Loyalty Programmes
HK(IFRIC)-Int 16	Hedges of a Net Investment in a Foreign Operation

The above new standards, amendments to standards and new interpretations had no material impact on the presentation of the Group's financial statements except as follows:

HKAS 1 Revised "Presentation of Financial Statements" prohibits the presentation of certain items of income and expenses (that is, 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. Entities can choose to present one statement of comprehensive income or two statements (the consolidated income statement and statement of comprehensive income). The Group has opted to present two statements for the financial period beginning 1 January 2009.

HKFRS 8 "Operating Segments" replaces HKAS 14 "Segment Reporting". The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. This will result in the segments being reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker. The Company presented its segment information on that basis for the financial period beginning 1 January 2009.

The following amendments to standards and new interpretations, and the HKICPA's improvements to HKFRS published in May 2009 are relevant to the Group's operation but are not effective for 2009 and have not been early adopted:

HKAS 7 (Amendment)	Cash Flow Statements
HKAS 17 (Amendment)	Leases
HKAS 36 (Amendment)	Impairment of Assets
HKAS 38 (Amendment)	Intangible Assets
HKAS 39 (Amendment)	Financial Instruments: Recognition and Measurement
HKFRS 5 (Amendment)	Non-current Assets Held for Sale and Discontinued Operations
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 17	Distributions of Non-cash Assets to Owners
HK(IFRIC)-Int 18	Transfers of Assets from Customers

3. Segment information

The Group is managed on a worldwide basis in the following main segments:

Hotel operation (hotel ownership and operation)

- Hong Kong
- Mainland China
- Singapore
- Malaysia
- The Philippines
- Japan
- Thailand
- Fiji
- Other countries (including Myanmar and Indonesia)

Property rentals (ownership and leasing of office, commercial and serviced apartments)

- Mainland China
- Singapore
- Malaysia
- Other countries (including Thailand and the Republic of Mongolia)

Hotel management

The management assesses the performance of the operating segments based on a measure of the profits after tax. This measurement basis excludes the effects of pre-opening expenses of projects, corporate expenses and other non-operating items such as fair value gains or losses on investment properties, fair value adjustments on monetary items and impairments when the impairment is the result of an isolated non-recurring event.

Segment income statement
For the six months ended 30 June 2009 and 2008 (US$ million)

	2009		2008	
	Sales *(Note 2)*	**Profit after tax** *(Note 1)*	Sales *(Note 2)*	Profit after tax *(Note 1)*
Hotel operation				
Hong Kong	**84.0**	**15.5**	118.9	31.2
Mainland China	**218.9**	**(6.3)**	241.9	65.3
Singapore	**59.4**	**12.4**	90.4	28.6
Malaysia	**44.0**	**3.3**	60.8	5.5
The Philippines	**64.8**	**(2.0)**	81.8	9.0
Japan	**8.2**	**(9.2)**	–	–
Thailand	**13.6**	**(1.5)**	35.8	4.9
Fiji	**7.0**	**(0.2)**	15.8	1.5
Other countries	**3.8**	**0.7**	3.6	0.8
	503.7	**12.7**	649.0	146.8
Property rentals				
Mainland China	**7.8**	**22.5**	6.0	25.0
Singapore	**6.3**	**4.3**	7.4	5.0
Malaysia	**3.1**	**0.8**	2.9	0.9
Other countries	**1.1**	**0.1**	0.7	–
	18.3	**27.7**	17.0	30.9
Hotel management	**31.5**	**3.4**	44.5	9.5
Total	**553.5**	**43.8**	710.5	187.2
Less: Hotel management – Inter-segment sales	**(19.9)**		(27.4)	
Total external sales	**533.6**		683.1	
Corporate finance costs (net)		**(2.2)**		(6.9)
Land cost amortization and pre-opening expenses for projects		**(22.8)**		(14.4)
Corporate expenses		**(6.1)**		(8.7)
Exchange gains of corporate investment holding companies		**0.2**		5.0
Profit before non-operating items		**12.9**		162.2

	2009 Sales (Note 2)	2009 Profit after tax (Note 1)	2008 Sales (Note 2)	2008 Profit after tax (Note 1)
Non-operating items				
Fair value gains on investment properties		**70.9**		–
Unrealized gains/(losses) on financial assets held for trading		**7.7**		(19.4)
Fair value gains/(losses) on interest-rate swap contracts		**1.7**		(1.3)
Fair value adjustments on loans from non-controlling shareholders and security deposit on leased premises		**(2.9)**		(0.5)
Reversal of provision for deferred tax due to reduction in income tax rate in the Philippines and Fiji		**11.0**		–
Income tax for shareholding restructuring in Mainland China		**(5.0)**		–
Provision of impairment losses for projects		**(29.0)**		–
Write-off of the net book value of a building upon demolition for the development of an extension project of an associate		**–**		(4.8)
Expenses on share options granted		**–**		(0.5)
Profit attributable to equity holders of the Company		**67.3**		135.7

Notes:

1. Profit after tax includes net of tax results from both associates and subsidiaries after share of non-controlling interests.

2. Sales exclude sales of associates.

Segment assets
As at 30 June 2009 and 31 December 2008 (US$ million)

	As at	
	30 June 2009	31 December 2008
Hotel operation		
Hong Kong	**208.3**	215.3
Mainland China	**2,070.9**	1,981.8
Singapore	**467.0**	467.1
Malaysia	**334.5**	324.7
The Philippines	**565.9**	413.8
Japan	**81.3**	–
Thailand	**207.5**	213.8
Fiji	**64.0**	75.1
Other countries	**26.9**	28.0
	4,026.3	3,719.6
Property rentals		
Mainland China	**150.3**	137.5
Singapore	**330.1**	328.5
Malaysia	**78.0**	77.5
Other countries	**42.5**	–
	600.9	543.5
Hotel management	**42.7**	51.8
Elimination	**(11.0)**	(13.8)
Total segment assets	**4,658.9**	4,301.1
Interest in associates	**1,382.1**	1,270.4
Assets allocated to projects	**970.6**	1,191.1
Unallocated assets	**81.4**	64.6
Intangible assets	**94.9**	95.5
Total assets	**7,187.9**	6,922.7

Note: Total segment assets refer to assets of subsidiaries only.

4. Accounts receivable, prepayments and deposits

	As at 30 June 2009	As at 31 December 2008
Trade receivables	**39,342**	54,224
Prepayments and deposits	**59,832**	74,542
Other receivables	**54,650**	62,342
	153,824	191,108

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

(a) The fair values of the trade and other receivables are not materially different from their carrying values. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivables mentioned above.

(b) A significant part of the Group's sales are by credit cards or against payment of deposits. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables after provision of impairment is as follows:

	As at 30 June 2009	As at 31 December 2008
0 – 3 months	**36,571**	51,803
4 – 6 months	**1,289**	1,696
Over 6 months	**1,482**	725
	39,342	54,224

5. Share capital

	No. of shares *('000)*	Amount: Ordinary shares	Amount: Share premium	Amount: Total
Authorized				
– Ordinary shares of HK$1 each				
At 1 January 2009 and 30 June 2009	5,000,000	646,496	–	646,496
Issued and fully paid				
– Ordinary shares of HK$1 each				
At 1 January 2009	2,885,363	372,561	1,568,436	1,940,997
Exercise of share options				
– allotment of shares	474	61	554	615
– transfer from option reserve	–	–	117	117
At 30 June 2009	**2,885,837**	**372,622**	**1,569,107**	**1,941,729**

The following share options at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

	Number of option shares issued						
	At HK$8.26 per option share	At HK$8.82 per option share	At HK$8.18 per option share	At HK$6.81 per option share	At HK$11.60 per option share	At HK$14.60 per option share	Total consideration *US$'000*
In year 2009							
April	–	53,528	–	120,000	–	–	166
June	–	–	–	–	300,000	–	449
For the six months ended 30 June 2009	**–**	**53,528**	**–**	**120,000**	**300,000**	**–**	**615**

The weighted average closing price of the shares immediately before the dates on which the options were exercised for the six months ended 30 June 2009 was HK$12.23 (six months ended 30 June 2008: HK$22.62).

Share options

Share options are granted to directors and to key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme.

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the six months ended 30 June 2009		For the year ended 31 December 2008	
	Average exercise price in HK$ per option share	**Number of option shares**	Average exercise price in HK$ per option share	Number of option shares
At 1 January	**12.20**	**16,005,410**	11.92	20,152,723
Exercised	**10.07**	**(473,528)**	10.70	(3,874,813)
Lapsed	**11.38**	**(575,000)**	12.84	(272,500)
At 30 June/31 December	**12.30**	**14,956,882**	12.20	16,005,410

Outstanding option shares at the end of the period/year have the following expiry dates and exercise prices:

Expiry date	Exercise price in HK$ per option share	Number of option shares as at 30 June 2009	31 December 2008
Executive Option Scheme			
14 January 2010	8.82	**860,961**	914,489
14 January 2011	8.18	**67,921**	67,921
		928,882	982,410
New Option Scheme			
31 December 2009	11.60	**455,000**	–
31 December 2009	14.60	**277,500**	–
28 May 2012	6.81	**740,000**	980,000
27 April 2015	11.60	**7,302,000**	8,362,000
15 June 2016	14.60	**5,253,500**	5,681,000
		14,028,000	15,023,000

No option was granted during the six months ended 30 June 2009 and 2008.

No options have been exercised subsequent to 30 June 2009 and up to the approval date of the financial statements. Options on 20,000 shares with exercise price of HK$14.60 per share have lapsed subsequent to 30 June 2009 and up to the approval date of the financial statements.

6. Accounts payable and accruals

	As at 30 June 2009	31 December 2008
Trade payables	**49,012**	54,219
Construction cost payable and accrued expenses	**298,415**	350,161
	347,427	404,380

The ageing analysis of the trade payables is as follows:

	As at 30 June 2009	31 December 2008
0 – 3 months	**43,612**	49,480
4 – 6 months	**2,244**	2,092
Over 6 months	**3,156**	2,647
	49,012	54,219

7. Expenses by nature

Expenses included in cost of goods sold, marketing costs, administrative expenses and other operating expenses are analyzed as follows:

	For the six months ended	
	30 June 2009	30 June 2008
Depreciation of property, plant and equipment (net of amount capitalized of US$211,000 (2008: US$572,000))	**95,743**	80,173
Amortization of leasehold land and land use rights	**6,207**	4,950
Amortization of trade mark and web site development	**612**	612
Employee benefit expenses	**164,774**	176,603
Cost of inventories sold or consumed in operation	**74,784**	84,616
Loss on disposal of property, plant and equipment and partial replacement of investment properties	**850**	1,413
Discarding of property, plant and equipment due to renovation of hotels	**1,855**	5,321
Provision for impairment loss on property under development	**3,827**	–
Expenses on share options granted	**–**	454

8. Other gains/(losses) – net

	For the six months ended	
	30 June 2009	30 June 2008
Net unrealized gains/(losses) on financial assets held for trading	**7,641**	(21,793)
Fair value gains/(losses) on derivative financial instruments – interest-rate swap contracts	**1,739**	(1,341)
Provision for income tax arising from shareholding restructure of an associate	**(5,000)**	–
Fair value adjustment on security deposit on leased premises	**(2,364)**	–
Interest income	**2,325**	3,523
Dividend income	**249**	555
Others	**(63)**	279
	4,527	(18,777)

9. Finance (costs)/gain – net

	For the six months ended	
	30 June 2009	30 June 2008
Interest expense		
– bank loans and overdrafts	**(17,302)**	(23,783)
– other loans	**(768)**	(1,002)
	(18,070)	(24,785)
Less: amount capitalized	**7,482**	6,093
	(10,588)	(18,692)
Net foreign exchange transactions (losses)/gains	**(260)**	52,278
	(10,848)	33,586

The effective capitalization rate used to determine the amount of borrowing costs eligible for capitalization is 1.7% per annum for the period (2008: 3.4%).

10. Share of profit of associates

	For the six months ended	
	30 June 2009	30 June 2008
Share of profit before tax of associates before share of net increase in fair value of investment properties and provision for impairment loss	**31,520**	50,918
Share of net increase in fair value of Shanghai Kerry Centre, Jing An Kerry Centre project and Kerry Parkside project in Shanghai	**91,051**	–
Provision for impairment loss for development project in New York	**(24,800)**	–
Share of loss in the net book value of a building upon demolition for the development of an extension project of China World Trade Center Ltd.	**–**	(4,751)
Share of profit before tax of associates	**97,771**	46,167
Share of associates' taxation before provision for deferred tax liabilities on fair value gains of investment properties	**(8,541)**	(13,861)
Share of provision for deferred tax liabilities on fair value gains of investment properties	**(20,112)**	–
Share of associates' taxation	**(28,653)**	(13,861)
Share of profit of associates	**69,118**	32,306

11. Income tax expense

Hong Kong profits tax has been provided at the rate of 16.5% (2008: 16.5%) on the estimated assessable profit for the period. Taxation outside Hong Kong includes withholding tax paid and payable on dividends from subsidiaries and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

	For the six months ended	
	30 June 2009	30 June 2008
Current income tax		
– Hong Kong profits tax	**4,071**	7,586
– Overseas taxation	**17,330**	38,329
Deferred income tax (credit)/charge	**(11,278)**	1,126
	10,123	47,041

Deferred income tax for the six months ended 30 June 2009 had been stated after the reversal of provision for deferred tax liabilities of subsidiaries of US$11,049,000 due to reduction of income tax rate in the Philippines and Fiji effective 1 January 2009.

12. Earnings per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	For the six months ended	
	30 June 2009	30 June 2008
Profit attributable to equity holders of the Company *(US$'000)*	**67,264**	135,685
Weighted average number of ordinary shares in issue *(thousands)*	**2,874,578**	2,882,589
Basic earnings per share *(US cents per share)*	**2.340**	4.707

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the share options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

For the six months ended 30 June 2009, the share options with exercise price of HK$8.82 and HK$8.18 issued under the Executive Option Scheme together with the share options with exercise price of HK$6.81 issued under the New Option Scheme have the greatest dilution effect. For the six months ended 30 June 2008, all the share options issued under the Executive Option Scheme and the New Option Scheme have the greatest dilution effect.

	For the six months ended	
	30 June 2009	30 June 2008
Profit attributable to equity holders of the Company *(US$'000)*	**67,264**	135,685
Weighted average number of ordinary shares in issue *(thousands)*	**2,874,578**	2,882,589
Adjustments for share options *(thousands)*	**442**	8,419
Weighted average number of ordinary shares for diluted earnings per share *(thousands)*	**2,875,020**	2,891,008
Diluted earnings per share *(US cents per share)*	**2.340**	4.693

13. Dividends

	For the six months ended	
	30 June 2009	30 June 2008
Interim dividend proposed of HK6 cents (2008: HK14 cents) per ordinary share	**22,258**	52,123

Notes:

(a) At a meeting held on 17 March 2009, the Board proposed a final dividend of HK10 cents per ordinary share for the year ended 31 December 2008, which was paid on 5 June 2009, and has been reflected as an appropriation of retained earnings for the six months ended 30 June 2009.

(b) At a meeting held on 11 September 2009, the Board declared an interim dividend of HK6 cents per ordinary share for the year ending 31 December 2009. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as a distribution of retained earnings for the year ending 31 December 2009. The proposed interim dividend of US$22,258,000 for the six months ended 30 June 2009 is calculated based on 2,885,836,206 shares of the Company in issue as at the approval date of these financial statements adjusted by 10,867,055 ordinary shares in the Company held by a subsidiary of the Company with the amount of US$84,000 being eliminated on consolidation.

14. Financial guarantees, contingencies and charges over assets

(a) Financial guarantees

As at 30 June 2009, the Group executed proportionate guarantees in favour of banks for securing banking facilities granted to Beijing Jia Ao Real Estate Development Co., Ltd. (a 23.75% owned associate which is the owner of Beijing Kerry Centre), Shanghai Xin Ci Hou Properties Co., Ltd. (a 24.75% owned associate which is the owner of Shanghai Kerry Centre), Shanghai Ji Xiang Properties Co., Ltd. (a 49% owned associate which is the owner of Jing An Kerry Centre project in Shanghai) and Fine Winner Holdings Limited (a 30% owned associate which is the owner of the Hotel JEN, Hong Kong). The Group also executed a counter guarantee in favour of the major shareholder of an associate which had provided full guarantee in favour of a bank for securing banking facilities granted to Beijing Shangri-La Hotel Co., Ltd. (a 38% owned associate which is the owner of Shangri-La Hotel, Beijing). The utilized amount of such facilities covered by the Group's guarantees for these associates amounts to US$42,767,000 (31 December 2008: US$42,416,000). The guarantees are stated at their respective contracted amounts. The Board is of the opinion that it is not probable that such guarantees will be called upon.

The Company, together with three other guarantors (collectively, the "Guarantors"), has executed a recourse carve-out guarantee in favour of certain lenders to secure those certain banking facilities granted to Park Avenue Hotel Acquisition, LLC (the "Borrower") (a 75% subsidiary of a 25.9% owned associate of the Group, which is the owner of the project located at 610 Lexington Avenue, New York, New York, United States (the "Project")) by the lenders. The lenders have brought a foreclosure claim against the Project due to the failure of the Borrower to pay the outstanding loan balance due on the maturity date, which was 8 April 2009. Additionally, based upon an allegation that a full recourse event has occurred, the lenders have amended their foreclosure complaint against the Project to include a claim for a deficiency judgment against all of the Guarantors of the loan encumbering the Project, including the Company, should the foreclosure sale of the Project not realize sufficient proceeds to repay the entirety of the outstanding loan balance due and owing. The lenders are claiming the amount of approximately US$133,602,000 plus all accrued interest and other charges due and owing under the loan documents and are only making a claim against the Guarantors for any deficiency remaining after the sale of the Project in the foreclosure action. The Company intends to vigorously defend the action by the lenders against the Guarantors and believes the other Guarantors intend to do likewise. The Board has been advised by its legal advisers that the Company has legitimate defenses to the claim raised by the lenders under the guarantee. In addition to pursuing the defense against the action by the lenders against the Company, the Board intends, to the extent a judgment is ultimately entered against the Guarantors, to enforce the Company's rights under the Contribution Agreement among the Guarantors. Such Contribution Agreement provides that the other Guarantors are liable for 80.575% of any liability imposed under the recourse carve-out guarantee and that the Company is only liable for 19.425% of any such liability imposed upon the Guarantors in the aggregate.

(b) ***Contingent liabilities***

As at 30 June 2009, contingent liabilities of the Group were as follows:

(i) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$1,213,000 (equivalent to US$1,008,000) (31 December 2008: A$2,425,000 (equivalent to US$1,678,000)).

(ii) The Group executed guarantees for securing standby documentary credit granted by banks in favour of certain building contractors relating to the execution of construction works for hotel buildings for the amount of US$11,515,000 (31 December 2008: US$39,845,000). These facilities were undrawn as at 30 June 2009.

(c) ***Charges over assets***

As at 30 June 2009, bank borrowings of a subsidiary of US$51,714,000 (31 December 2008: US$51,702,000) are secured by the rights and benefits of the insurance policies on the subsidiary's hotel building, vehicles and machinery; and furniture, fixture and equipment with net book amount of US$55,919,000 (31 December 2008: US$57,751,000).

15. Commitments

Capital expenditure at the balance sheet date committed but not yet incurred is as follows:

	As at	
	30 June 2009	31 December 2008
Existing properties – Property, plant and equipment and investment properties		
Contracted but not provided for	**128,144**	80,813
Authorized but not contracted for	**80,468**	73,552
Development projects		
Contracted but not provided for	**237,600**	431,397
Authorized but not contracted for	**834,850**	1,573,282
	1,281,062	2,159,044

16. Events after the balance sheet date

(a) In July 2009, subsidiaries of the Group executed one 5-year and one 6-year unsecured bilateral bank loan agreement for a total of RMB460 million (equivalent to US$67 million). In August 2009, a subsidiary of the Group also executed a 5-year unsecured bilateral bank loan agreement of RMB274 million (equivalent to US$40 million).

(b) On 29 July 2009, the Group entered into a sale and purchase agreement with a connected person pursuant to which the Group agreed to purchase the entire equity interest in a company, owning a piece of land in Qufu City, Shangdong Province, Mainland China which could be used primarily for hotel development, at a consideration of HK$51,148,000 (equivalent to US$6,600,000) (subject to adjustments). The transaction is still subject to approval and registration by the relevant local authorities.

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

The Group's business is organized into three main segments:

Hotel operation	– Hotel ownership and operation
Hotel management	– Provision of hotel management and related services to Group-owned hotels and to hotels owned by third parties
Property rentals	– Ownership and leasing of office properties, commercial properties and serviced apartments.

Revenues

Hotel Operation

- Continued to be the main source of revenue and operating profits.
- As at 30 June 2009, the Group has equity interest in 46 operating hotels with 23,463 available guest rooms owned by subsidiaries and associates, including the Portman Ritz-Carlton Hotel, Shanghai (the "Portman") and the Hotel JEN, Hong Kong (the "Hotel JEN"). The Group also has a 10% interest in the 389-room Shangri-La Hotel, Surabaya. The 202-room Shangri-La Hotel, Tokyo ("Shangri-La Tokyo") is operating under a medium term operating lease.
- Results for the first half of 2009 were materially affected by the unprecedented meltdown of the global financial markets. The outbreak of the H1N1 flu (Swine Flu) in the second quarter globally also generally discouraged travel.
- The weighted average occupancy, weighted average room rate and weighted average room yields ("RevPAR") of the Group's hotels in all countries decreased save for Myanmar which recorded a 15% increase in RevPAR. Segment results are outlined on pages 11 and 12 of this announcement.
- The 409-room Shangri-La Hotel, Wenzhou in Mainland China (a 75% owned hotel) opened for business on 16 January 2009. The Shangri-La Tokyo and the 219-room Shangri-La's Boracay Resort & Spa, the Philippines ("Shangri-La Boracay") opened for business on 2 March 2009.
- The results in the Philippines have been adversely affected by the performance of the newly opened Shangri-La Boracay in a weak market and the heavy charge of depreciation in its first year of operation.
- The performance of the newly opened Shangri-La Tokyo was also adversely affected by weak market demand and recorded a loss for the period after depreciation charges and lease rentals.
- Subsequent to the period end, Shangri-La's Villingili Resort and Spa, Maldives opened for business on 26 July 2009. The resort comprises 142 spacious stand-alone villas. The 564-room Shangri-La Hotel, Ningbo opened for business on 21 August 2009.

The key performance indicators of the Group on a combined basis for the period are as follows:

Country	**2009 Weighted Average** Occupancy (%)	**2009 Weighted Average** Transient Room Rate (US$)	**2009 Weighted Average** RevPAR (US$)	2008 Weighted Average Occupancy (%)	2008 Weighted Average Transient Room Rate (US$)	2008 Weighted Average RevPAR (US$)
The People's Republic of China						
Hong Kong	57	252	138	72	303	216
Mainland China	46	134	60	59	153	91
Singapore	61	184	115	80	231	186
Malaysia	54	118	73	67	125	87
The Philippines	68	149	97	77	172	129
Japan	24	543	124	N/A	N/A	N/A
Thailand	26	159	63	62	172	102
Fiji	39	117	45	69	150	101
Other countries	58	93	53	63	100	57
Group	50	147	74	65	170	110

Note: The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.

- In response to the weak market situation, management took immediate actions to minimize expenditures by initiating various cost containment measures, without compromising on standards and levels of service.

Hotel Management

- Except for the Hotel JEN and the Portman, all the other 45 hotels in which the Group has equity interest together with Shangri-La Tokyo are managed by the hotel management subsidiary, SLIM International Limited and its subsidiaries ("SLIM").

- The 119-room Shangri-La Hotel, Vancouver in Canada opened for business in January 2009 and SLIM had hotel management agreements in respect of 16 operating hotels owned by third parties as at 30 June 2009. Overall weighted average RevPAR of these 16 hotels decreased by 10% while average room rates increased by 5%.

- Due to the poor performance of the hotels, SLIM recorded a 32% fall in revenue on consolidation, after elimination of revenue earned from fellow subsidiaries.

- In March 2009, SLIM signed a new hotel management agreement for the 301-room Traders Hotel, Qaryat Al Beri, Abu Dhabi which has opened for business on 1 August 2009. In June 2009, SLIM signed a hotel management agreement for a 400-room hotel in Moscow which will open for business in 2012. As at the date of this announcement, SLIM has management agreements on hand for 11 hotels under development owned by third parties.

Property Rentals

- The Group's investment properties are located principally in Shanghai and Beijing and are owned by associates.

- The office tower in Ulaanbaatar, the Republic of Mongolia in which the Group has 51% equity interest, commenced business in June 2009.

- Yields at the Group's investment properties in Mainland China reflected a mixed trend with office spaces generally experiencing stable or increasing yields with the serviced apartments and commercial spaces generally experiencing decline in yields.

Consolidated Profits

- On a segment basis, net profit attributable to equity holders of the Company from hotel operation decreased materially by US$134.1 million while net contribution from investment properties only decreased marginally by US$3.2 million. Segment results of the same period last year were favourably affected by the exchange gains of US$49.9 million due to appreciation of the Renminbi and other Asian currencies against the US dollar. The exchange loss for the current period was US$0.4 million.

- Net profit before non-operating items after charging US$18.3 million pre-opening expenses of new hotels and projects (US$11.3 million in the same period last year) decreased from US$162.2 million in 2008 to the current period's US$12.9 million.

- Net credit from non-operating items during the current period was US$54.4 million, mainly contributed by the US$70.9 million fair value gains on investment properties (net of tax), US$11.0 million reversal of provision for deferred tax for hotels in the Philippines and Fiji due to a reduction in income tax rate, US$7.7 million unrealized gains on financial assets held for trading and after offset by a provision for impairment loss on projects of US$29.0 million. During the same period last year, there was a net charge from non-operating items of US$26.5 million.

CORPORATE DEBT AND FINANCIAL CONDITIONS

During the period, the Group executed a new 4-year term unsecured bank loan agreement of Malaysian Ringgit 42 million (approximately US$12 million) and new 5-year term unsecured bank loan agreements aggregating to equivalent US$206.9 million. In February 2009, a non-wholly owned subsidiary in Maldives executed a 7-year US$50 million secured project loan agreement with the International Finance Corporation, Washington. A subsidiary in Mainland China has also extended its unsecured bank loan in an amount equivalent to US$7.3 million for a year.

The Group has not encountered any difficulty when drawing down loans from committed banking facilities. None of the banking facilities were cancelled by the banks during or after the close of the current financial period.

The net borrowings (total of bank loans and overdrafts less cash and bank balances) to total equity ratio increased from 34.5% as at 31 December 2008 to 40.8% as at 30 June 2009.

The Group has satisfactorily complied with all covenants under its borrowing agreements.

The analysis of borrowings outstanding as at 30 June 2009 is as follows:

(US$ million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
	Maturities of Borrowings Contracted as at 30 June 2009		**Repayment**		
Borrowings					
Corporate bank loans					
– unsecured	468.3	178.0	558.4	–	1,204.7
Project bank loans and overdrafts					
– secured	51.7	–	–	–	51.7
– unsecured	43.9	129.5	725.3	56.3	955.0
Total	563.9	307.5	1,283.7	56.3	2,211.4
Undrawn but committed facilities					
Bank loans and overdrafts	303.5	134.9	497.7	17.6	953.7

Subsequent to the period end and up to the date of this announcement, subsidiaries of the Group executed three unsecured bilateral bank loan agreements in a total amount of RMB734 million (equivalent to US$107 million).

The currency-mix of the borrowings and cash and bank balances as at 30 June 2009 is as follows:

(US$ million)	Borrowings	Cash and Bank Balances
In Hong Kong dollars	1,045.7	37.5
In Renminbi	272.1	255.9
In United States dollars	602.4	92.2
In Singapore dollars	–	12.1
In Malaysian Ringgit	48.8	8.6
In Japanese Yen	41.7	4.1
In Philippines Pesos	59.4	13.8
In Euros	141.2	16.0
In Thai Baht	0.1	9.3
In other currencies	–	3.2
	2,211.4	452.7

Excepting the loans in Renminbi which carry interest at rates specified by The People's Bank of China from time to time, all the borrowings are at floating interest rates.

Details of contingent liabilities as at 30 June 2009 are disclosed in Note 14 to the unaudited financial statements included in this announcement.

TREASURY POLICIES

Treasury policies aimed at minimizing interest and currency risk have been consistently followed by the Group as disclosed in the 2008 annual report. The principal amount, maturity profile and fixed rates swap of the outstanding HIBOR and LIBOR interest-rate swap contracts are the same as those disclosed in the 2008 annual report. Taking into account the interest-rate swap contracts and the Renminbi loans, the Group has fixed its interest liability on 45% of its loans outstanding.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts upon consideration of the currency risks involved and the cost of obtaining such cover.

INVESTMENT PROPERTIES VALUATIONS

Certain associates of the Group have engaged independent firms of professional valuers to assess the fair value of their investment properties, including those being constructed for future use as investment properties, at 30 June 2009 following the amendments of the Hong Kong Accounting Standard for investment properties. The Group's share of the excess of the fair value over their book value and after provision for deferred tax expenses, of US$70.9 million, was credited to the consolidated income statement during the period.

FINANCIAL ASSETS HELD FOR TRADING – TRADING SECURITIES

The investment portfolio remained unchanged during the period. Following a rebound in the stock market, the Group recorded net unrealized fair value gains of US$7.6 million (US$7.7 million after share of non-controlling interests) and dividend income of US$0.2 million (US$0.2 million after share of non-controlling interests).

DEVELOPMENT PROGRAMMES

Construction work on the following projects is on-going:

	Group's interest	Hotel Rooms	Serviced Apartments	Projected Opening
Hotels in Mainland China				
Shangri-La Hotel, Guilin	100%	449	–	Late 2009
Shangri-La Hotel, Manzhouli	100%	201	16	2011
Hotels in other countries				
Shangri-La Hotel, Paris, France	100%	101	–	Late 2010
Shangri-La Hotel, Vienna, Austria	Operating lease	207	–	Late 2010
Other projects and composite developments				
Office Tower, Qingdao	100%	N/A	–	Late 2009
China World Trade Center Phase III – Grand Tower (including China World Summit Wing), Beijing	40.17%	278	–	Late 2009
Kerry Parkside, Pudong (with a Shangri-La managed hotel), Shanghai	23.20%	574	182	Late 2010
Tianjin Kerry Centre (with Shangri-La Hotel, Tianjin)	20%	528	12	2012
Jing An Kerry Centre (with Jing An Shangri-La), Shanghai	49%	518	–	2012

- The Group's wholly owned subsidiaries have acquired land use rights in certain provincial cities in Mainland China including Sanya and Qinhuangdao for hotel development and the Group is now reviewing the development scale and roll-out schedule. The Group has just initiated development work for a hotel in Ulaanbaatar in the Republic of Mongolia in which the Group has 75% equity interest.

- The Group also has equity interests in the following projects and land use rights have been acquired in the respective cities for new development projects:

  - 20% interest in a composite development in Nanchang City, Mainland China.

  - 35% interest in a composite development in Tangshan City, Mainland China. Details of changes in the joint venture during the period are set out in the following section headed "Disposals and Acquisitions".

  - 55% interest in a composite development in Nanjing City, Mainland China. Details of changes in the joint venture during the period are set out in the following section headed "Disposals and Acquisitions".

  - 40% interest in a composite development in the Bonifacio Global City located at Taguig, Metro Manila, the Philippines.

The Group is now reviewing the development plan of these projects with the respective joint venture partners.

- The Group has also carried out design and concept planning for a 195-room Shangri-La Hotel at London Bridge Tower, London in the United Kingdom. The hotel under operating lease is scheduled to be opened for business in 2012.

- In view of the prevailing economic conditions in the United States and after considering the financial viability of the investment, the Group, together with the major shareholder of the joint venture, has decided not to proceed with the development of the mixed use development project located at 610 Lexington Avenue, New York, New York, United States. A provision of US$24.8 million was charged to the income statement representing the balance of the contributed capital and the Group's share of estimated expenses to wind down the project.

- The estimated incremental funding required directly by the subsidiaries and the Group's share of funding obligations of its associates for all the projects (including the hotel project in Qufu City in Mainland China) and other renovations involving fund commitments, is currently estimated at US$1,371 million which includes US$168 million guarantees to be executed by the Group in favour of bank loans granted to associates.

DISPOSALS AND ACQUISITIONS

- The Group and the other joint venture parties (Kerry Properties Limited ("KPL") and Allgreen Properties Limited ("APL") (both being connected persons to the Company), and Kuok Brothers Sdn. Bhd. ("Kuok Brothers")) formed a consortium and jointly won the bids to acquire the land use rights of three sites in Tangshan City in Mainland China in 2008. On 15 January 2009, the joint venture parties entered into a cancellation agreement to relinquish their rights to acquire these land use rights and shared a total penalty of RMB21 million (approximately US$3.1 million). On 11 February 2009, the same joint venture parties successfully won the bids to acquire the land use rights of two sites in the same city and entered into a new master joint venture agreement relating to the establishment of joint venture for the acquisition and development of the land sites and terminated the original master joint venture agreement. The maximum total investment under the new joint venture is estimated at RMB2,136 million (approximately US$312.5 million) and the Group's 20% share is estimated at US$62.5 million. The designated use of the sites includes a hotel.

  On 11 May 2009, the joint venture parties entered into a novation deed pursuant to which Kuok Brothers' subsidiary shall transfer and novate to the Group all of its 15% rights, title and interests under and in the new master joint venture agreement and the joint bid agreement, including the part of the land deposit of RMB35,850,000 (approximately US$5.2 million) already contributed by Kuok Brothers' subsidiary and its share of the penalty paid for the cancellation of the previous land bid, for a cash consideration of HK$45 million (approximately US$5.8 million). The transactions were completed in July 2009 following the approval from the local bureau of land and resources. The Group's interest in the joint venture increased to 35% and its share of the total maximum investment amount increased to RMB747.6 million (approximately US$109.5 million).

- On 8 May 2009, the independent shareholders of the Company approved the connected transaction under which the Group and the other joint venture parties KPL and APL entered into a novation deed pursuant to which APL shall transfer and assign to the Group all of its 15% rights, title and interests under and in the master joint venture agreement relating to the joint venture for the acquisition, holding and development of land in Nanjing City in Mainland China, including APL's share of the deposit paid for the land use rights. This transaction was completed in the same month following the approval from the local bureau of land and resources. The Group's interest in the joint venture increased to 55% and its share of the total maximum investment amount increased to RMB825 million (approximately US$120.8 million).

- In June 2009, the Group completed connected transactions to acquire approximately 93.95% economic interests and related loans in certain Philippines property holding companies which own the land sites where the Shangri-La's Mactan Resort & Spa, Cebu ("Shangri-La Mactan") is built and to dispose of approximately 6.05% equity interest in Mactan Shangri-La Hotel & Resort, Inc. ("MSH") (an indirect wholly owned subsidiary of the Company which owns Shangri-La Mactan). The Group paid a net cash consideration of approximately US$20.8 million and the fair value of the companies acquired was approximately US$26.8 million. The completion of these transactions provided an economic hedge in the land leasing expenses to be paid by the Group and enabled the Group to secure sufficient land space in adjacent sites for future expansion and development of Shangri-La Mactan. The Group has significant influence in the acquired Philippines property holding companies and are treated as associates of the Group.

- Subsequent to the period end, on 29 July 2009, the Group entered into a sale and purchase agreement with KPL. Details of this transaction is provided in Note 16(b) to the condensed consolidated financial statements included in this announcement.

MANAGEMENT AGREEMENTS

- As at the date of this announcement, the Group has 17 management agreements in respect of operating hotels owned by third parties.

- In addition, the Group has agreements on hand for development of 11 new hotels. The development projects are located in Doha (Qatar) (2 hotels), Toronto, Seychelles, Bangalore (3 hotels), Mumbai, Macau (2 hotels), and Moscow.

PROSPECTS

The global economic situation continues to pose challenges to the hotel industry across the world. The performance of the Group's hotels is symptomatic of this situation. In general, the Group's hotels in the provincial cities in Mainland China which largely rely on domestic patronage have been less affected by the global economic downturn than those in international gateway cities and the Group's hotels in the ASEAN region.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2009.

CORPORATE GOVERNANCE

The Company recognizes the importance of transparency in governance and accountability to shareholders. The Board believes that shareholders can maximize their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure alignment with generally acceptable practices and standards.

During the period under review, the Company has met the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except that following the redesignation of Mr. Kuok Khoon Loong, Edward as a non-executive director on 1 June 2009, Mr. Kuok Khoon Ean serves as both the Chairman and the Chief Executive Officer of the Company. The Company believes that the merging of the two roles is not significant given that Mr. Madhu Rama Chandra Rao, an executive director of the Company, continues his role as the chief executive officer of Shangri-La International Hotel Management Limited, the hotel management subsidiary of the Company which is entrusted with the primary responsibility of operating the assets of the Group.

REGISTERS OF MEMBERS

The registers of members of the Company will be closed from Friday, 2 October 2009 to Tuesday, 6 October 2009, both dates inclusive. To qualify for the proposed interim dividend, all share transfers must be lodged with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:30 p.m. on Wednesday, 30 September 2009.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 11 September 2009

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Ean, Mr. Lui Man Shing and Mr. Madhu Rama Chandra Rao as Executive Directors; Mr. Ho Kian Guan, Mr. Kuok Khoon Loong, Edward, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man, BBS, JP and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*